UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Digital Recorders, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

253869-10-1

(CUSIP Number)

Damon D. McDonald

3306 Kingston Drive

Richardson, Texas 75082

(972) 424-6488

Greg R. Samuel, Esq.

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5645

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253869-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Transit Vehicle Technology Investments Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable (no purchases are required to be disclosed pursuant to Item 3 of this Schedule 13D/A)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Y-Ping Chu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable (no purchases are required to be disclosed pursuant to Item 3 of this Schedule 13D/A)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D dated January 16, 2004 and filed by Transit Vehicle Technology Investments Inc., a Texas corporation, and Y-Ping Chu with the Securities and Exchange Commission on January 26, 2004 (the “Schedule 13D”), by furnishing the information set forth below.  Except as otherwise expressly provided in this Amendment, all Items of the Schedule 13D remain unchanged.  Any and all capitalized terms used herein and not defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 1.	Security and Issuer
Unchanged.

Item 2.	Identity and Background
Unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Transit Vehicle used working capital of $250,000 to purchase 500,000 shares of Common Stock of the Issuer (the “Original Shares”) pursuant to that certain Stock Purchase Agreement dated January 15, 2004 by and between Transit Vehicle and Lite Vision Corporation, a Taiwan corporation (the “Stock Purchase Agreement”).  The Stock Purchase Agreement is incorporated by reference from Exhibit 99.2 (Stock Purchase Agreement) to the Schedule 13D.

From April 7, 2004 through April 13, 2004, inclusive, Transit Vehicle sold all of the Original Shares pursuant to open market transactions.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Transit Vehicle acquired the Original Shares for investment purposes.  Transit Vehicle sold the OrigionalShares for investment purposes.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) Transit Vehicle is the direct beneficial owner of 0 shares (the “Shares”), or approximately 0%, of the Common Stock of the Issuer.
(b) Not Applicable.

(c) From April 7, 2004 through April 12, 2004, inclusive, Transit Vehicle sold the Original Shares for prices ranging from $6.83 to $15.85 per share pursuant to open market transactions.
(d) Not Applicable
(e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock on April April 12, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Unchanged.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Exhibit Name

24.1

Joint Filing Agreement and Power of Attorney dated January 21, 2004 by and between Transit Vehicle Technology Investments Inc., a Texas corporation, and Y-Ping Chu (incorporated by reference from Exhibit 24.1 (Joint Filing Agreement) to the Schedule 13D)

99.1	Joint Filer Information of Transit Vehicle Technology Investments Inc., a Texas corporation, and Y-Ping Chu (incorporated by reference from Exhibit 99.1 (Joint Filer Information) to the Schedule 13D)

99.2

Stock Purchase Agreement dated January 15, 2004 by and between Transit Vehicle Technology Investments Inc., a Texas corporation, and Lite Vision Corporation, a Taiwan corporation (incorporated by reference from Exhibit 99.2 (Stock Purchase Agreement) to the Schedule 13D)

99.3

Assignment of Registration Rights dated January 15, 2004 by Lite Vision Corporation, a Taiwan corporation, in favor of Transit Vehicle Technology Investments Inc., a Texas corporation (incorporated by reference from Exhibit 99.3 (Assignment of Registration Rights) to the Schedule 13D)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Transit Vehicle Technology Investments Inc.

Date:	April 13, 2004	By:	/s/ Damon D. McDonald
		Name:	Damon D. McDonald
		Title:	Chief Operating Officer

Y-Ping Chu

Date:	April 13, 2004	By:	/s/ Damon D. McDonald
		Name:	Damon D. McDonald, by power of attorney, on behalf of Y-Ping Chu